UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 75)*

DISH NETWORK CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

25470M 109

(CUSIP Number)

Timothy A. Messner

Executive Vice President, General Counsel and Corporate Secretary

DISH Network Corporation

9601 S. Meridian Blvd.

Englewood, Colorado 80112

(303) 723-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  25470M 109

1	Name of Reporting Person
Charles W. Ergen

2	Check the Appropriate Box if a Member of a Group:

(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

0
	8	Shared Voting Power

0
	9	Sole Dispositive Power

0
	10	Shared Dispositive Power

0
11	Aggregate Amount Beneficially Owned by the Reporting Person

0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

0.0%
14	Type of Reporting Person

IN

CUSIP No.  25470M 109

1	Name of Reporting Person
Cantey M. Ergen

2	Check the Appropriate Box if a Member of a Group:

(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

0
	8	Shared Voting Power

0
	9	Sole Dispositive Power

0
	10	Shared Dispositive Power

0
11	Aggregate Amount Beneficially Owned by the Reporting Person

0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

0.0%
14	Type of Reporting Person

IN

CUSIP No.  25470M 109

1	Name of Reporting Person
Ergen Two-Year May 2023 DISH GRAT

2	Check the Appropriate Box if a Member of a Group:

(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

0
	8	Shared Voting Power

0
	9	Sole Dispositive Power

0
	10	Shared Dispositive Power

0
11	Aggregate Amount Beneficially Owned by the Reporting Person

0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

0.0%
14	Type of Reporting Person

OO

CUSIP No.  25470M 109

1	Name of Reporting Person
Ergen Two-Year June 2023 DISH GRAT

2	Check the Appropriate Box if a Member of a Group:

(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

0
	8	Shared Voting Power

0
	9	Sole Dispositive Power

0
	10	Shared Dispositive Power

0
11	Aggregate Amount Beneficially Owned by the Reporting Person

0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

0.0%
14	Type of Reporting Person

OO

CUSIP No.  25470M 109

1	Name of Reporting Person
Ergen Two-Year December 2023 SATS GRAT

2	Check the Appropriate Box if a Member of a Group:

(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

0
	8	Shared Voting Power

0
	9	Sole Dispositive Power

0
	10	Shared Dispositive Power

0
11	Aggregate Amount Beneficially Owned by the Reporting Person

0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

0.0%
14	Type of Reporting Person

OO

CUSIP No.  25470M 109

1	Name of Reporting Person
Telluray Holdings, LLC

2	Check the Appropriate Box if a Member of a Group:

(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power

0
	8	Shared Voting Power

0
	9	Sole Dispositive Power

0
	10	Shared Dispositive Power

0
11	Aggregate Amount Beneficially Owned by the Reporting Person

0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

0.0%
14	Type of Reporting Person

OO

Item 2. Identity and Background.

Item 2 is amended and restated as follows:

This statement is being filed jointly by: (a) Charles W. Ergen; (b) Cantey M. Ergen; (c) the Ergen Two-Year May 2023 DISH GRAT (the “Two-Year May 2023 GRAT”); (d) the Ergen Two-Year June 2023 DISH GRAT (the “Two-Year June 2023 GRAT”); (e) the Ergen Two-Year December 2023 SATS GRAT (the “Two-Year December 2023 GRAT”); and (f) Telluray Holdings, LLC (“Telluray Holdings”), who are together referred to as the “Reporting Persons.” This Schedule 13D relates solely to, and is being filed for, shares held by Mr. and Mrs. Ergen, the Two-Year May 2023 GRAT, the Two-Year June 2023 GRAT, the Two-Year December 2023 GRAT and Telluray Holdings.

This Amendment No. 75 relates to the shares of Class A Common Stock (“DISH Network Class A Common Stock”) and Class B Common Stock (“DISH Network Class B Common Stock”) of DISH Network Corporation (“DISH Network”). As set forth below, as a result of the transaction described herein, on December 31, 2023, each of the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the outstanding securities of DISH Network. The filing of this Amendment No. 75 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

(A) Charles W. Ergen

Mr. Ergen’s principal occupation is Chairman of EchoStar Corporation (“EchoStar”), and his principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mr. Ergen has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ergen is a citizen of the United States.

(B) Cantey M. Ergen

Mrs. Ergen is a Senior Advisor and member of the Board of Directors of EchoStar and her principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mrs. Ergen has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Ergen is a citizen of the United States.

(C) Two-Year May 2023 GRAT

The Two-Year May 2023 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The Two-Year May 2023 GRAT has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(D) Two-Year June 2023 GRAT

The Two-Year June 2023 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The Two-Year June 2023 GRAT has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(E)  Two-Year December 2023 GRAT

The Two-Year December 2023 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The Two-Year December 2023 GRAT has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(F) Telluray Holdings

Telluray Holdings is a limited liability company organized under the laws of the State of Wyoming and its principal business is to hold a portion of the assets and estate of Mr. Ergen and to hold certain assets of certain trusts established for the benefit of his family. Its address is 1623 Central Avenue, Suite 214, Cheyenne, Wyoming 82001. Telluray Holdings has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

The information in Item 4 is incorporated by reference herein.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

As previously disclosed, on October 2, 2023, DISH Network entered into the Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”) with EchoStar and EAV Corp., a Nevada corporation and a wholly-owned subsidiary of EchoStar (“Merger Sub”). Pursuant to the Merger Agreement, on December 31, 2023, EchoStar acquired DISH Network by means of the merger of Merger Sub with and into DISH Network (the “Merger”), with DISH Network surviving the Merger as a wholly-owned subsidiary of EchoStar.

On the terms and subject to the conditions set forth in the Merger Agreement, on December 31, 2023, at 11:59 p.m. ET (the “Effective Time”), each share of DISH Network Class A Common Stock outstanding immediately prior to the Effective Time was converted into the right to receive a number of validly issued, fully paid and non-assessable shares of EchoStar Class A Common Stock, par value $0.001 per share (“EchoStar Class A Common Stock”), equal to 0.350877 (the “Exchange Ratio”). On the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each share of DISH Network Class B Common Stock outstanding immediately prior to the Effective Time was converted into the right to receive a number of validly issued, fully paid and non-assessable shares of EchoStar Class B Common Stock, par value $0.001 per share (“EchoStar Class B Common Stock”), equal to the Exchange Ratio. As a result of the Merger, at the Effective Time, each Reporting Person’s shares of DISH Network Class A Common Stock and DISH Network Class B Common Stock, as applicable, were converted into the right to receive a number of validly issued, fully paid and non-assessable shares of EchoStar Class A Common Stock and EchoStar Class B Common Stock, respectively, equal to the Exchange Ratio, and each Reporting Person ceased to be the beneficial owner of any shares of DISH Network Class A Common Stock and DISH Network Class B Common Stock, as applicable. The description contained in this Item 4 of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is described in DISH Network’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 3, 2023 and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a)  This filing is for the cumulative share holdings of an affiliated group as of December 31, 2023. See Items 11 and 13 of the cover pages to this Amendment No. 75 for the aggregate number of shares of DISH Network Class A Common Stock and percentage of DISH Network Class A Common Stock beneficially owned by each of the Reporting Persons.

(b)  See Items 7 through 10 of the cover pages to this Amendment No. 75 for the number of shares of DISH Network Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)  The Reporting Persons have not effected any transactions in the DISH Network Class A Common Stock in the last sixty days other than: (i) as described herein; and (ii) as reflected in Amendment No. 72, Amendment No. 73 and Amendment No. 74 to this Schedule 13D.

(d)  Not applicable.

(e)  As a result of the transaction described in Item 4, on December 31, 2023, each of the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the outstanding securities of DISH Network. The filing of this Amendment No. 75 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

Exhibit A:          Agreement of Joint Filing.

Exhibit B:           Power of Attorney of Charles W. Ergen (incorporated by reference from Exhibit B to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit C:           Power of Attorney of Cantey M. Ergen (incorporated by reference from Exhibit C to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit D:           Power of Attorney of Telluray Holdings, LLC (incorporated by reference from Exhibit J to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit E:           Power of Attorney of Two-Year May 2023 DISH GRAT (incorporated by reference from Exhibit J to the reporting person’s Schedule 13D dated May 15, 2023 and filed with the Securities and Exchange Commission on May 15, 2023).

Exhibit F:           Power of Attorney of Two-Year June 2023 GRAT (incorporated by reference from Exhibit H to the reporting person’s Schedule 13D dated June 26, 2023 and filed with the Securities and Exchange Commission on June 27, 2023).

Exhibit G:           Support Agreement dated as of August 8, 2023 (incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K of DISH Network Corporation dated August 8, 2023 and filed with the Securities and Exchange Commission on August 8, 2023 (File No. 001-39144)).

Exhibit H:           Amended and Restated Support Agreement dated as of October 2, 2023 (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K of DISH Network Corporation dated October 3, 2023 and filed with the Securities and Exchange Commission on October 3, 2023 (File No. 001-39144)).

Exhibit I:            Power of Attorney of Two-Year December 2023 SATS GRAT (incorporated by reference from Exhibit I to the reporting person’s Schedule 13D dated December 22, 2023 and filed with the Securities and Exchange Commission on December 27, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARLES W. ERGEN

/s/Robert J. Hooke
Dated: January 3, 2024	Charles W. Ergen by Robert J. Hooke, attorney-in-fact

CANTEY M. ERGEN

/s/ Robert J. Hooke
Dated: January 3, 2024	Cantey M. Ergen, by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR MAY 2023 DISH GRAT

/s/ Robert J. Hooke
Dated: January 3, 2024	Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR JUNE 2023 DISH GRAT

/s/ Robert J. Hooke
Dated: January 3, 2024	Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR DECEMBER 2023 SATS GRAT

/s/ Robert J. Hooke
Dated: January 3, 2024	Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

TELLURAY HOLDINGS, LLC

/s/ Robert J. Hooke
Dated: January 3, 2024	Cantey M. Ergen, Manager by Robert J. Hooke, attorney-in-fact

Attention: Intentional misstatements or omissions of fact

constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A:           Agreement of Joint Filing.

Exhibit B:           Power of Attorney of Charles W. Ergen (incorporated by reference from Exhibit B to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit C:           Power of Attorney of Cantey M. Ergen (incorporated by reference from Exhibit C to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit D:           Power of Attorney of Telluray Holdings, LLC (incorporated by reference from Exhibit J to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit E:           Power of Attorney of Two-Year May 2023 DISH GRAT (incorporated by reference from Exhibit J to the reporting person’s Schedule 13D dated May 15, 2023 and filed with the Securities and Exchange Commission on May 15, 2023).

Exhibit F:           Power of Attorney of Two-Year June 2023 GRAT (incorporated by reference from Exhibit H to the reporting person’s Schedule 13D dated June 26, 2023 and filed with the Securities and Exchange Commission on June 27, 2023).

Exhibit G:           Support Agreement dated as of August 8, 2023 (incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K of DISH Network Corporation dated August 8, 2023 and filed with the Securities and Exchange Commission on August 8, 2023 (File No. 001-39144)).

Exhibit H:           Amended and Restated Support Agreement dated as of October 2, 2023 (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K of DISH Network Corporation dated October 3, 2023 and filed with the Securities and Exchange Commission on October 3, 2023 (File No. 001-39144)).

Exhibit I:            Power of Attorney of Two-Year December 2023 SATS GRAT (incorporated by reference from Exhibit I to the reporting person’s Schedule 13D dated December 22, 2023 and filed with the Securities and Exchange Commission on December 27, 2023).

EXHIBIT A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on Schedule 13D/A to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

CHARLES W. ERGEN

/s/ Robert J. Hooke
Dated: January 3, 2024	Charles W. Ergen by Robert J. Hooke, attorney-in-fact

CANTEY M. ERGEN

/s/ Robert J. Hooke
Dated: January 3, 2024	Cantey M. Ergen by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR MAY 2023 DISH GRAT

/s/ Robert J. Hooke
Dated: January 3, 2024	Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR JUNE 2023 DISH GRAT

/s/ Robert J. Hooke
Dated: January 3, 2024	Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR DECEMBER 2023 SATS GRAT

/s/ Robert J. Hooke
Dated: January 3, 2024	Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

TELLURAY HOLDINGS, LLC

/s/ Robert J. Hooke
Dated: January 3, 2024	Cantey M. Ergen, Manager by Robert J. Hooke, attorney-in-fact